

New York Stock Exchange
11 Wall Street
New York, NY  10005

July 22, 2021


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Common Stock, par value $0.01 per share, of INSTRUCTURE HOLDINGS, INC. under
the Exchange Act of 1934.


Sincerely,